Exhibit 2

Magna International Inc. 337 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 726-2462 Fax (905) 726-7164
Consolidated Financial Statements
Magna International Inc.
December 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Magna International Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Magna International Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to an account or disclosure that is material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Veoneer Active Safety Business (“Veoneer AS”) Business Combination — Refer to Note 7[a] to the financial statements
Critical Audit Matter Description
The Company acquired 100% of the common shares and voting interests of the entities holding Veoneer AS and recognized the assets acquired and the liabilities assumed at fair value, including intangible assets. In determining the fair value of the intangible assets, specifically related to technology, management was required to make assumptions around the future cash flows used in their valuation methodology.
While there are several estimates and assumptions that are required to determine the fair value of technology, the estimates and assumptions with the highest degree of subjectivity are the forecasted revenues and the discount rate. This required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the assumptions used to determine the fair value of technology included the following, among others:

•
Evaluated the effectiveness of controls over management’s process for determining the fair value of technology, including management’s controls over the forecasted revenues and the selection of the discount rate;

•	Evaluated the reasonableness of forecasted revenues by comparing the assumptions used in the projections to external market sources, historical data and results from other areas of the audit;

•
With the assistance of fair value specialists, evaluated the reasonableness of the discount rate by testing the source information underlying the determination of the discount rate and developing a range of independent estimates and comparing those to the discount rate selected by management.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 22, 2024
We have served as the Company’s auditor since 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Magna International Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Magna International Inc. and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023 of the Company and our report dated February 22, 2024, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Veoneer Active Safety Business, which was acquired on June 1, 2023, and whose financial statements constitute 4% of total assets and 2% of sales of the consolidated financial statement amounts as of and for the year ended December 31, 2023. Accordingly, our audit did not include the internal control over financial reporting at Veoneer Active Safety Business.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 22, 2024

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME
[U.S. dollars in millions, except per share figures]
Years ended December 31,

	Note	2023	2022
Sales		$42,797	$37,840

Costs and expenses
Cost of goods sold		37,185	33,188
Selling, general and administrative		2,050	1,660
Depreciation		1,436	1,373
Amortization of acquired intangible assets		88	46
Interest expense, net	16	156	81
Equity income		(112)	(89)
Other expense, net	4	388	703

Income from operations before income taxes		1,606	878
Income taxes	12	320	237

Net income		1,286	641
Income attributable to non-controlling interests		(73)	(49)

Net income attributable to Magna International Inc.		$1,213	$592

Earnings per Common Share:	5
Basic		$4.24	$2.04
Diluted		$4.23	$2.03

Weighted average number of Common Shares outstanding during the year [in millions]:	5
Basic		286.2	290.4
Diluted		286.6	291.2

See accompanying notes

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
[U.S. dollars in millions]
Years ended December 31,

	Note	2023	2022
Net income		$1,286	$641

Other comprehensive income (loss), net of tax:	21
Net unrealized gain (loss) on translation of net investment in foreign operations		166	(531)
Net unrealized gain on cash flow hedges		94	1
Reclassification of net gain on cash flow hedges to net income		(56)	(20)
Reclassification of net loss on pensions to net income		1	6
Reclassification of loss on translation of net investment in foreign operations to income		—	203
Pension and post-retirement benefits		(5)	82

Other comprehensive income (loss)		200	(259)

Comprehensive income		1,486	382
Comprehensive income attributable to non-controlling interests		(56)	(13)

Comprehensive income attributable to Magna International Inc.		$1,430	$369

See accompanying notes

MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
[U.S. dollars in millions, except shares issued]
As at December 31,

	Note	2023	2022
ASSETS
Current assets
Cash and cash equivalents	6	$1,198	$1,234
Accounts receivable		7,881	6,791
Inventories	8	4,606	4,180
Prepaid expenses and other		352	320

		14,037	12,525
Investments	9	1,273	1,429
Fixed assets, net	10	9,618	8,173
Operating lease right-of-use assets	17	1,744	1,595
Intangible assets, net	13	876	452
Goodwill	11	2,767	2,031
Other assets	14, 18	1,319	1,093
Deferred tax assets	12	621	491

		$32,255	$27,789

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowing		$511	$8
Accounts payable		7,842	6,999
Other accrued liabilities	15	2,626	2,118
Accrued salaries and wages		912	850
Income taxes payable		125	93
Long-term debt due within one year	16	819	654
Current portion of operating lease liabilities	17	399	276

		13,234	10,998
Long-term debt	16	4,175	2,847
Operating lease liabilities	17	1,319	1,288
Long-term employee benefit liabilities	18	591	548
Other long-term liabilities	19	475	461
Deferred tax liabilities	12	184	312

		19,978	16,454

Shareholders’ equity
Common Shares [issued: 2023 – 286,552,908; 2022 – 285,931,816]	20	3,354	3,299
Contributed surplus		125	111
Retained earnings		9,303	8,639
Accumulated other comprehensive loss	21	(898)	(1,114)

		11,884	10,935
Non-controlling interests		393	400

		12,277	11,335

		$32,255	$27,789

Commitments and contingencies
[notes 16, 17, 22 and 23]
See accompanying notes

On behalf of the Board:
	/s/ “Peter Bowie”	/s/ “Robert F. MacLellan”

	Director	Chairman of the Board

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[U.S. dollars in millions]
Years ended December 31,

	Note	2023	2022
OPERATING ACTIVITIES
Net income		$1,286	$641
Items not involving current cash flows	6	1,642	1,776

		2,928	2,417
Changes in operating assets and liabilities	6	221	(322)

Cash provided from operating activities		3,149	2,095

INVESTMENT ACTIVITIES
Acquisitions	7	(1,504)	(3)
Fixed asset additions		(2,500)	(1,681)
Increase in investments, other assets and intangible assets		(562)	(455)
Increase in public and private equity investments		(11)	(29)
Proceeds from dispositions		122	124
Net cash (outflow) inflow from disposal of facilities	4	(48)	6

Cash used for investing activities		(4,503)	(2,038)

FINANCING ACTIVITIES
Issues of debt	16	2,083	54
Increase in short-term borrowings		487	11
Repayments of debt	16	(644)	(456)
Issue of Common Shares on exercise of stock options		20	8
Tax withholdings on vesting of equity awards		(11)	(15)
Repurchase of Common Shares	20	(13)	(780)
Contributions to subsidiaries by non-controlling interests		11	5
Dividends paid to non-controlling interests		(74)	(46)
Dividends		(522)	(514)

Cash provided from (used for) financing activities		1,337	(1,733)

Effect of exchange rate changes on cash and cash equivalents		(19)	(38)

Net decrease in cash, cash equivalents during the year		(36)	(1,714)
Cash and cash equivalents, beginning of year		1,234	2,948

Cash and cash equivalents, end of year	6	$1,198	$1,234

See accompanying notes

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
[U.S. dollars in millions, except number of common shares]

	Common Shares		Contri-			Non-
	Number	Stated Value	buted Surplus	Retained Earnings	AOCL [i]	controlling Interests	Total Equity
	[in millions]
Balance, December 31, 2021	297.9	$3,403	$102	$9,231	$(900)	$389	$12,225
Net income				592		49	641
Other comprehensive loss					(223)	(36)	(259)
Contribution by non-controlling interests						5	5
Purchase of non-controlling interests						(8)	(8)
Shares issued on exercise of stock options	0.2	9	(1)				8
Release of stock and stock units	0.5	21	(21)				—
Tax withholdings on vesting of equity awards	(0.2)	(2)		(13)			(15)
Repurchase and cancellation under normal course issuer bids [note 20]	(12.6)	(141)		(648)	9		(780)
Stock-based compensation expense			31				31
Business combinations						47	47
Dividends paid to non-controlling interests						(46)	(46)
Dividends paid [$1.80 per share]	0.1	9		(523)			(514)

Balance, December 31, 2022	285.9	$3,299	$111	$8,639	$(1,114)	$400	$11,335
Net income				1,213		73	1,286
Other comprehensive income					217	(17)	200
Contribution by non-controlling interests						11	11
Shares issued on exercise of stock options	0.5	25	(5)				20
Release of stock and stock units	0.4	26	(26)				—
Tax withholdings on vesting of equity awards	(0.2)	(2)		(9)			(11)
Repurchase and cancellation under normal course issuer bids [note20]	(0.2)	(2)		(10)	(1)		(13)
Stock-based compensation expense			45				45
Dividends paid to non-controlling interests						(74)	(74)
Dividends paid [$1.84 per share]	0.2	8		(530)			(522)

Balance, December 31, 2023	286.6	$3,354	$125	$9,303	$(898)	$393	$12,277

(i)	AOCL is Accumulated Other Comprehensive Loss.
See accompanying notes

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION
Magna International Inc. [collectively “Magna” or the “Company”] is a mobility technology company and a global supplier in the automotive space. The Company’s systems approach to design, engineering and manufacturing touches nearly every aspect of the vehicle. Magna has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas. In addition, the Company is leveraging its capabilities and platform technologies in areas such as battery management, software stack and sensors to enter growing adjacent mobility markets such as micromobility.
The consolidated financial statements have been prepared in U.S. dollars following accounting principles generally accepted in the United States [“GAAP”].
For the year ended December 31, 2022, $46 million has been reclassified from Depreciation and amortization to Amortization of acquired intangible assets on the consolidated statements of income to conform with current period presentation.
Principles of consolidation
The Consolidated Financial Statements include the accounts of Magna and its subsidiaries in which Magna has a controlling financial interest and is the primary beneficiary. The Company presents non-controlling
interests as a separate component within Shareholders’ equity in the Consolidated Balance Sheets. All intercompany balances and transactions have been eliminated.
Use of estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
Foreign currency translation
The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.
Assets and liabilities of the Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net investment in these operations are included in comprehensive income and are deferred in accumulated other comprehensive loss. Foreign exchange gains or losses on debt that was designated as a hedge of the Company’s net investment in these foreign operations are also recorded in accumulated other comprehensive loss.
Foreign exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are reflected in net income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed foreign currency based outflows and inflows. Most of the Company’s foreign exchange contracts are subject to master netting arrangements that provide for the net settlement of contracts, by counterparty, in the event of default or termination. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded on a gross basis in prepaid expenses and other, other assets, other accrued liabilities or other long-term liabilities. To the extent that derivative instruments are designated and qualify as cash flow hedges, the changes in their fair values are recorded in other comprehensive income. Changes in the fair value of derivative instruments that do not qualify for hedge accounting are recognized immediately in net income based on the nature of the underlying transaction. Amounts accumulated in other comprehensive loss or income are reclassified to net income in the period in which the hedged item affects net income.
If the Company’s foreign exchange forward contracts cease to be effective as hedges, for example if projected foreign cash inflows or outflows declined significantly, gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in net income at the time this condition was identified.

2023 Annual Financial Statements 1

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

2.	SIGNIFICANT ACCOUNTING POLICIES
Cash and cash equivalents
Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.
Inventories
Production inventories and tooling inventories manufactured
in-house
are valued at the lower of cost determined substantially on a first-in,
first-out
basis, or net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.
Investments
The Company accounts for investments in companies over which it has the ability to exercise significant influence, but does not hold a controlling financial interest, under the equity method [“Equity method investments”]. The Company monitors its Equity method investments for indicators of other-than-temporary declines in value on an ongoing basis. If the Company determines that an other-than-temporary decline in value has occurred, it recognizes an impairment loss, which is measured as the difference between the book value and the fair value of the investment. Fair value is generally determined using an income approach based on discounted cash flows. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement” and primarily consist of expected investee revenue and costs, estimated production volumes and discount rates.
The Company also has investments in private and publicly traded companies over which it does not have the ability to exercise significant influence. The Company has elected to use the measurement alternative, defined as cost, less impairments, adjusted by observable price changes to measure the private equity investments. The Company values its investments in publicly traded equity securities using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded.
Private equity investments are subject to impairment reviews which considers both qualitative and quantitative factors that may have a significant impact on the investee’s fair value. Upon determining that an impairment may exist, the security’s fair value is calculated using the best information available, which may include cash flow projections or other available market data, and is compared to its carrying value. An impairment is recognized immediately if the carrying value exceeds the fair value.
Long-lived assets
Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of
2
1
⁄
2
% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 33% for special purpose equipment.
Finite-lived intangible assets, which have arisen principally through acquisitions, include customer relationship intangibles and patents and technology. Amortization of these finite-lived intangible assets is included within Amortization of acquired intangible assets. Amortization of other finite-lived intangible assets, including computer software and licenses, is included within Depreciation. Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives which range from 4 to 15 years.
The Company assesses fixed and finite-lived intangible assets for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of fixed and finite-lived intangible assets is generally determined using estimated discounted future cash flows.

2023 Annual Financial Statements 2

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Business combinations
The Company accounts for transactions in which it obtains control of a business in accordance with the acquisition method. The purchase price of an acquired business is allocated to its identifiable assets and liabilities based on estimated fair values at the date of the acquisition, and any excess is recorded as goodwill. During the measurement period, which may be up to one year following the acquisition date, the Company may record adjustments to assets acquired and liabilities assumed. Acquisition related costs incurred as a result of the business combination are expensed as incurred.
Goodwill
Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent write-downs for impairment. Goodwill is reviewed for impairment in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using its estimated discounted future cash flows.
Tooling and
Pre-Production
Engineering Costs Related to Long-Term Supply Agreements
The Company incurs
pre-production
engineering and tooling costs related to the products produced for its customers under long-term supply agreements. Customer reimbursements for tooling and pre-production
engineering activities that are part of a long-term supply arrangement are accounted for as a reduction of cost.
Pre-production
costs related to long-term supply arrangements with a contractual guarantee for reimbursement and capitalized tooling are included in Other assets.
The Company expenses all
pre-production
engineering costs for which reimbursement is not contractually guaranteed by the customer. All tooling costs related to customer-owned tools for which reimbursement is not contractually guaranteed by the customer or for which the Company does not have a non-cancelable
right to use the tooling are also expensed.
Warranty
The Company has assurance warranties and records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. However, for certain powertrain systems, electronics, and complete vehicle assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company’s warranty experience. Product liability and recall provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer’s administrative costs relating to the recall. Judgement is also required as to the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company.
When a decision to recall a product has been made or is probable, the Company’s portion of the estimated cost of the recall is recorded as a charge to net income in that period. The Company monitors warranty activity on an ongoing basis and adjusts reserve balances when it is probable that future warranty costs will be different than those previously estimated.
Income taxes
The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company assesses whether valuation allowances should be established or maintained against its deferred tax assets based on consideration of all available evidence using a
“more-likely-than-not”
standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax
income and tax planning strategies that could be implemented to realize the deferred tax assets.

2023 Annual Financial Statements 3

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

No deferred tax liability is recorded for taxes on undistributed earnings and translation adjustments of foreign subsidiaries if these items are considered to be reinvested for the foreseeable future, until it becomes apparent that such earnings will be distributed in the foreseeable future and the Company will incur further tax on remittance.
Recognition of uncertain tax positions is dependent on whether it is more-likely-than-not
that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not
recognition threshold is measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.
Leases
The Company determines if an arrangement is a lease or contains a lease at inception. Leases with an initial term of 12 months or less are considered short-term and are not recorded on the balance sheet. The Company recognizes operating lease expense for these leases on a straight-line basis over the lease term.
Operating lease
right-of-use
[“ROU”] assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the rate implicit in the lease is not readily determinable for the Company’s operating leases, an incremental borrowing rate is generally used to determine the present value of future lease payments. The incremental borrowing rate for each lease is based on the Company’s estimated borrowing rate over a similar term to that of the lease payments, adjusted for various factors including collateralization, location and currency.
A majority of the Company’s leases for manufacturing facilities are subject to variable lease-related payments, such as escalation clauses based on consumer price index rates or other similar indices. Variable payments that are based on an index or a rate are included in the recognition of the Company’s ROU assets and lease liabilities using the index or rate at lease commencement. Subsequent changes to these lease payments due to rate or index updates are recorded as lease expense in the period incurred.
The Company’s lease agreements generally exclude
non-lease
components, and do not contain any material residual value guarantees or material restrictive covenants.
Employee future benefit plans
The cost of providing benefits through defined benefit pensions, lump sum termination and long-term service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated
on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses that are greater than 10% of the greater of: [i] the accrued benefit obligation at the beginning of the year; and [ii] the fair value [or market related value] of plan assets at the beginning of the year, are recognized in income over the expected average remaining service life of employees. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.
The funded status of the plans is measured as the difference between the fair value of the plan assets and the projected benefit obligation [“PBO”]. The aggregate of all overfunded plans is recorded in other assets, and the aggregate of all underfunded plans is recorded in long-term employee benefit liabilities. The portion of the amount by which the actuarial present value of benefits included in the PBO exceeds the fair value of plan assets, payable in the next twelve months, is reflected in other accrued liabilities.

2023 Annual Financial Statements 4

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Revenue recognition
The Company enters into contracts with its customers to provide production parts or assembled vehicles. Contracts do not commit the customer to a specified quantity of products; however, the Company is generally required to fulfill its customers’ purchasing requirements for the production life of the vehicle. Contracts do not typically become a performance obligation until the Company receives a purchase order and a customer release for a specific number of parts or assembled vehicles at a specified price. While long-term supply agreements may range from five
to seven years, contracts may be terminated by customers at any time. Historically, terminations have been minimal. Contracts may also provide for annual price reductions over the production life of the vehicle, and prices are adjusted on an ongoing basis to reflect changes in product content/cost and other commercial factors.
Revenue is recognized at the point in time when control of the parts produced or assembled vehicles are transferred to the customer according to the terms of the contract. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for those products based on purchase orders and ongoing price adjustments [some of which is accounted for as variable consideration]. The Company uses the expected value method, taking into account historical data and the status of current negotiations, to estimate the amount to which it expects to be entitled. Significant changes to the Company’s estimates of variable consideration are not expected.
The Company’s complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services, some of which may be implicitly contracted. For these arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost plus a margin approach and amounts related to revenue are recognized as discussed above.
The terms of the Company’s complete vehicle assembly contracts with customers differ with respect to the ownership of components related to the assembly process. Under contracts where the Company acts as principal, purchased components in assembled vehicles are included in our inventory, accounts payable and cost of sales. These costs are reflected in the revenue recognized from the sale of the final assembled vehicle to the customer and are included in accounts receivable. Where a contract provides that the primary components are held on consignment by the Company, the revenue recognized principally reflects the assembly fee.
The Company also performs tooling and engineering activities for its customers that are not part of a long-term production arrangement. Tooling and engineering revenue is recognized at a point in time or over time depending, among other considerations, on whether the Company has an enforceable right to payment plus a reasonable profit, for performance completed to date. Over-time recognition utilizes costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying performance obligations. Revenue is recognized as control is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. For the year ended December 31, 2023, total tooling and engineering sales were $785 million [2022—$731 million].
The Company’s customers pay for products received in accordance with payment terms that are customary in the industry, typically 30 to 90 days. The Company’s contracts with its customers do not have significant financing components.
Taxes assessed by a governmental authority that are both imposed on, and concurrent with, a specific revenue-producing transaction that are collected by the Company from a customer are excluded from revenue.
Contract Assets and Liabilities
The Company’s contract assets relate to the right to consideration for work completed but not yet billed and are included in Accounts Receivable. Amounts may not exceed their net realizable value. As at December 31, 2023, the Company’s unbilled accounts receivable balance was $765 million [2022 - $571 million]. Contract assets do not include the costs of obtaining or fulfilling a contract with a customer, as these amounts are generally expensed as incurred.
Customer advances are recorded as deferred revenue [a contract liability]. As at December 31, 2023 the contract liability balance was $570 million [2022 - $347 million]. As performance obligations were satisfied during 2023, the Company recognized $87 million [2022 - $130 million] of previously recorded contract liabilities into revenue.

2023 Annual Financial Statements 5

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Government assistance
The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants relating to current operating expenditures may be deferred and recognized in the consolidated statement of income over the period necessary to match them with the costs that they are intended to compensate and are presented as a reduction of the related expense. The Company also receives tax credits and tax super allowances, the benefits of which are recorded as a reduction of income tax expense. In addition, the Company receives loans which are recorded as liabilities in amounts equal to the cash received. When a government loan is issued to the Company at a below-market rate of interest, the loan is initially recorded at its net present value and accreted to its face value over the period of the loan. The benefit of the below-market rate of interest is accounted for similar to a government grant and is measured as the difference between the initial carrying value of the loan and the cash proceeds received.
Research and development
Costs incurred in connection with research and development activities, to the extent not recoverable from the Company’s customers, are expensed as incurred. For the years ended December 31, 2023 and 2022, research and development costs charged to expense, net of reimbursements, were $862 million and $649 million, respectively.
Restructuring
Restructuring costs generally include employee termination benefits, as well as other costs resulting from restructuring actions. These actions may result in employees receiving voluntary or involuntary termination benefits, which are mainly pursuant to union or other contractual agreements or statutory requirements. Voluntary termination benefits are accrued when an employee accepts the related offer. Involuntary termination benefits are accrued upon the commitment to a termination plan and when liabilities are determined to be probable and estimable. Additional elements of severance and termination benefits associated with nonrecurring benefits may be recognized rateably over each employee’s required future service period. All other restructuring costs are expensed as incurred.
Earnings per Common Share
Basic earnings per Common Share are calculated on net income attributable to Magna International Inc. using the weighted average number of Common Shares outstanding during the year.
Diluted earnings per Common Share are calculated on the weighted average number of Common Shares outstanding, including an adjustment for stock options outstanding using the treasury stock method.

3.	ACCOUNTING STANDARDS
FUTURE ACCOUNTING STANDARDS
Segment Reporting
In November 2023, the FASB issued ASU
No. 2023-07,
“Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which expands disclosure requirements, including enhanced disclosures of significant segment expenses. The amendments of this ASU are effective for the Company’s December 31, 2024 annual reporting period, and interim periods beginning in the first quarter of fiscal 2025. The adoption of ASU
No. 2023-07
is not expected to have a significant impact on the Company’s consolidated financial statements.
Income Tax Disclosures
In December 2023, the FASB issued ASU
No. 2023-09,
“Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which expands existing guidance to require companies to disclose, among other items, specific categories in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. The amendments are effective for the Company’s December 31, 2025 annual reporting period and is not expected to have a significant impact on the Company’s consolidated financial statements.

2023 Annual Financial Statements 6

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

4.	OTHER EXPENSE, NET
Other expense, net consists of significant items such as: impairment charges; restructuring costs generally related to significant plant closures or consolidations; net losses (gains) on investments; gains or losses on disposal of
facilities
or
businesses; and other items not reflective of
on-going
operating profit or loss. Other expense, net consists of:

	2023	2022
Investments [a]	$201	$221
Restructuring [b]	148	22
Veoneer Active Safety Business transaction costs [c]	23	—
Impairments and loss on sale of operations in Russia [d]	16	376
Loss on sale of business [e]	—	58
Impairments [f]	—	26

Other expense, net	$388	$703

[a]	Investments

	2023	2022
Revaluation of public company warrants	$110	$173
Non-cash impairment charges [i]	90	—
Revaluation of public and private equity investments	1	49
Net gain on sale of public equity investments	—	(1)
Other expense, net	201	221
Tax effect	(28)	(53)

Net loss attributable to Magna	$173	$168

[i]	The non-cash impairment charges relate to impairments of private equity investments and related long-term receivables within Other assets.

[b]	Restructuring
For the year ended December 31, 2023, the Company recorded restructuring charges of $117 million [$97 million after tax] in its Power & Vision segment, and $31 million [$27 million after tax] in its Body Exteriors & Structures segment, respectively.
For the year ended December 31, 2022, the Company recorded restructuring charges of $22 million [$22 million after tax] for its Power & Vision segment.

[c]	Veoneer Active Safety Business transaction costs
During 2023, the Company incurred $
23

million [$22 million after tax] of transaction costs related to the acquisition of the Veoneer Active Safety Business [“Veoneer AS”]. Refer to Note 7, “Business Combinations”, in these consolidated financial statements.

[d]	Impairments and loss on sale of operations in Russia
During 2023, the Company completed the sale of all of its investments in Russia which resulted in a loss of $16 million [$16 million after tax] including a net cash outflow of $23 million.

2023 Annual Financial Statements 7

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

During 2022, the Company recorded a $376 million [$361 million after tax] impairment charge related to its investment in Russia as a result of the expected lack of future cashflows and the uncertainties connected with the Russian economy. This included net asset impairments of $173 million and a $203 million reserve against the related foreign currency translation losses that were included in accumulated other comprehensive loss. The net asset impairments consisted of $163 million and $10 million in our Body Exteriors & Structures and Seating Systems segments, respectively.

[e]	Loss on sale of business
During the fourth quarter of 2022, the Company entered into an agreement to sell a European Power & Vision operation. Under the terms of the arrangement, the Company was contractually obligated to provide the buyer with up to $42 million of funding, resulting in a loss of $58 million [$57 million after tax]. During the first quarter of 2023, the Company completed the sale of this operation which resulted in a net cash outflow of $25 million.

[f]	Impairments
During 2022, the Company recorded impairment charges of $22 million [$21 million after tax] in its Body Exteriors & Structures segment and $4 million [$3 million after tax] in its Power & Vision segment, respectively.

5.	EARNINGS PER SHARE
Earnings per share are computed as follows:

	2023	2022
Basic earnings per Common Share:
Net income attributable to Magna International Inc.	$1,213	$592

Weighted average number of Common Shares outstanding during the year	286.2	290.4

Basic earnings per Common Share	$4.24	$2.04

Diluted earnings per Common Share [a]:
Net income attributable to Magna International Inc.	$1,213	$592

Weighted average number of Common Shares outstanding during the year	286.2	290.4
Stock options and restricted stock	0.4	0.8

	286.6	291.2

Diluted earnings per Common Share	$4.23	$2.03

[a]
Diluted earnings per Common Share exclude 2.8 million [2022 – 1.3 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not
“in-the-money”.
The dilutive effect of participating securities using the
two-class
method was excluded from the calculation of earnings per share because the effect would be immaterial.

2023 Annual Financial Statements 8

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

6.	DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]	Cash and cash equivalents consist of:

	2023	2022
Bank term deposits and bankers' acceptances	$502	$720
Cash	696	514

	$1,198	$1,234

[b]	Items not involving current cash flows:

	2023	2022
Depreciation	$1,436	$1,373
Amortization of acquired intangible assets	88	46
Amortization of other assets and intangible assets included in cost of goods sold	224	169
Deferred revenue amortization	(159)	(201)
Other non-cash charges	41	21
Deferred tax recovery	(261)	(202)
Equity income less than (in excess of) dividends received	37	(24)
Non-cash portion of Other expense, net [note 4]	236	594

	$1,642	$1,776

[c]	Changes in operating assets and liabilities:

	2023	2022
Accounts receivable	$(819)	$(798)
Inventories	(196)	(448)
Prepaid expenses and other	15	(43)
Accounts payable	609	812
Accrued salaries and wages	(23)	20
Other accrued liabilities	636	250
Income taxes receivable	(1)	(115)

	$221	$(322)

2023 Annual Financial Statements 9

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

7.	BUSINESS COMBINATIONS

[a]	Veoneer AS
On June 1, 2023, the Company completed the acquisition of 100% of the common shares and voting interests of the entities holding the Veoneer Active Safety Business. Veoneer AS supplies active safety products globally including active safety integration systems, radar, camera systems, internal cabin sensing, thermal sensing, and light detection. The purchase price was $1,438 million [net of $111 million cash acquired].
The acquisition of Veoneer AS was accounted for as a business combination and is recorded in the Company’s Power & Vision segment. The Company recorded a purchase price allocation for the assets acquired and liabilities assumed based on their estimated fair values as of June 1, 2023. The following table summarizes the preliminary purchase price allocation:

Non-cash working capital	$100
Fixed assets	245
Other assets	96
Intangible assets	459
Goodwill	670
Other liabilities	(98)
Deferred tax liabilities	(34)

Purchase price	1,438
Receivable from seller	37

Net cash outflow	$1,475

The estimated fair values of the assets acquired and liabilities assumed are based on the Company’s preliminary estimates and assumptions. The preliminary purchase price allocation is subject to change within the measurement period and may be subsequently adjusted to reflect final valuation results and other adjustments, primarily related to measurement of fixed assets and measurement of intangible assets and goodwill.
Intangible assets consist primarily of amounts recognized for the fair value of customer relationship intangibles and technology. These finite-lived intangible assets are being amortized on a straight-line basis over a
7
year estimated useful life. Recognized goodwill is attributable to the assembled workforce, expected synergies and other intangible assets that do not qualify for separate recognition, and is not deductible for tax purposes.

[b]	Magna Yuma
On September 11, 2022, Magna invested $25 million in Yulu Mobility, an electrified mobility provider in India. The investment in Yulu Mobility has been recorded in investments on the consolidated balance sheets.
Magna and Yulu Mobility also established a new battery swapping entity, Magna Yuma, to support electrification of mobility and required infrastructure. Under the terms of the arrangement, Yulu Mobility contributed certain assets and intellectual property for a 49% interest in Magna Yuma and Magna contributed cash of $52 million for a 51% controlling interest in Magna Yuma. The investment in Magna Yuma was accounted for as a business combination and resulted in the recognition of fixed assets of $2 million, goodwill of $20 million, intangible assets of $33 million, deferred tax liabilities of $8 million and non-controlling
interests of $47 million.

2023 Annual Financial Statements 10

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

8.	INVENTORIES
Inventories consist of:

	2023	2022
Raw materials and supplies	$1,861	$1,640
Work-in-process	450	427
Finished goods	569	537
Tooling and engineering	1,726	1,576

	$4,606	$4,180

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

9.	INVESTMENTS

	2023	2022
Equity method investments [a]	$987	$997
Public and private equity investments	230	290
Warrants [b]	34	142
Debt investments	22	—

	$1,273	$1,429

[a]	The ownership percentages and carrying values of the Company’s principal equity method investments at December 31 were as follows [in millions, except percentages]:

		2023	2022
LG Magna e-Powertrain Co., Ltd. [i]	49.0%	$405	$420
Litens Automotive Partnership [ii]	76.7%	$332	$337
Hubei HAPM Magna Seating Systems Co., Ltd.	49.9%	$129	$120
BAIC BluePark Magna Automobile Co., Ltd.	49.0%	$95	$91

[i]
LG Magna
e-Powertrain
[“LGM”] is a variable interest entity [‘‘VIE’’] and depends on the Company and LG Electronics for any additional cash needs. The Company cannot make key operating decisions considered the most significant to the VIE, and is therefore not the primary beneficiary. The Company’s known maximum exposure to loss approximated the carrying value of its investment balance as at December 31, 2023.

[ii]	The Company accounts for its investments under the equity method of accounting as a result of significant participating rights that prevent control.

[b]
In October 2020, the Company signed agreements with Fisker Inc. [“Fisker”] for the platform sharing, engineering and manufacturing of the Fisker Ocean SUV. In connection with the arrangement, Fisker issued approximately 19.5 million penny warrants to the Company to purchase common stock, which vested during 2021 and 2022 based on specified milestones for a total value of $320 million. The initial value attributable to the warrants was deferred within other accrued liabilities and other long-term liabilities and is being recognized in income as performance obligations are satisfied.

Cumulative unrealized gains and losses on equity securities held as at December 31, 2023 were $28 million and $323 million [$74 million and $205 million as at December 31, 2022], respectively.

2023 Annual Financial Statements 11

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

A summary of the total financial results, as reported by the Company’s equity method investees, in the aggregate, at December 31 was as follows:
Summarized Balance Sheets

	2023	2022
Current assets	$2,516	$2,266

Non-current assets	$1,884	$1,866

Current liabilities	$1,702	$1,555

Long-term liabilities	$876	$715

Summarized Income Statements

	2023	2022
Sales	$5,008	$4,447
Cost of goods sold & expenses	4,863	4,363

Net income	$145	$84

Sales to equity method investees were approximately $83 million and $51 million for the years ended December 31, 2023 and 2022, respectively.

10.	FIXED ASSETS
Fixed assets consist of:

	2023	2022
Cost
Land	$188	$181
Buildings	3,014	2,740
Machinery and equipment	19,226	17,258

	22,428	20,179
Accumulated depreciation
Buildings	(1,394)	(1,310)
Machinery and equipment	(11,416)	(10,696)

	$9,618	$8,173

Included in the cost of fixed assets are constructio
n in
progress expenditures of $2.6 billion
[2022 - $1.5 billion]
that have not been depreciated.

11.	GOODWILL
The following is a continuity of goodwill by segment:

	Body Exteriors & Structures	Power & Vision	Seating Systems	Complete Vehicles	Corporate	Total
Balance, December 31, 2021	471	1,269	270	112	—	2,122
Acquisitions [note 7]	—	—	—	—	20	20
Foreign exchange and other	(23)	(71)	(10)	(7)	—	(111)

Balance, December 31, 2022	448	1,198	260	105	20	2,031
Acquisitions [note 7]	—	670	—	—	—	670
Foreign exchange and other	4	60	(2)	4	—	66

Balance, December 31, 2023	$452	$1,928	$258	$109	$20	$2,767

2023 Annual Financial Statements 12

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

12.	INCOME TAXES

[a]	The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2023	2022
Canadian statutory income tax rate	26.5%	26.5%
Tax on repatriation of foreign earnings	3.6	5.3
Net effect of losses not benefited	1.2	7.7
Non-taxable capital losses (gains)	1.2	(0.3)
Reserve for uncertain tax positions	0.6	0.4
Earnings of equity accounted investees	(1.4)	(1.6)
Foreign exchange re-measurement	(1.7)	(0.6)
Deductible inflationary adjustments	(1.7)	(3.3)
Valuation allowance on deferred tax assets	(3.0)	(2.2)
Foreign rate differentials	(3.2)	0.6
Research and development tax credits	(4.1)	(7.1)
Others	1.9	1.6

Effective income tax rate	19.9%	27.0%

[b]	The details of income (loss) before income taxes by jurisdiction are as follows:

	2023	2022
Canadian	$(184)	$(57)
Foreign	1,790	935

	$1,606	$878

[c]	The details of the income tax provision are as follows:

	2023	2022
Current
Canadian	$24	$5
Foreign	557	452

	581	457

Deferred
Canadian	(26)	(25)
Foreign	(235)	(195)

	(261)	(220)

	$320	$237

2023 Annual Financial Statements 13

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[d]	Deferred income taxes have been provided on temporary differences, which consist of the following:

	2023	2022
Tax depreciation in excess of (less than) book depreciation	$33	$(21)
Tax on undistributed foreign earnings	4	(34)
Re-measurement of deferred tax assets	(8)	(7)
Net tax losses (benefit) utilization	(25)	10
Unrealized loss on remeasurement of investments	(26)	(48)
Change in valuation allowance on deferred tax assets	(47)	(19)
Net (increase) decrease in non-deductible liabilities	(63)	17
Book amortization in excess of tax amortization	(112)	(89)
Others	(17)	(29)

	$(261)	$(220)

[e]	Deferred tax assets and liabilities consist of the following temporary differences:

	2023	2022
Assets
Tax benefit of loss carryforwards	$892	$760
Liabilities currently not deductible for tax	400	269
Operating lease liabilities	399	367
Other assets tax value in excess of book value	150	87
Tax credit carryforwards	90	87
Unrealized losses on remeasurement of investments	79	37
Unrealized loss on foreign exchange hedges and retirement liabilities	44	70
Others	29	29

	2,083	1,706
Valuation allowance against tax benefit of loss carryforwards	(597)	(579)
Other valuation allowance	(221)	(198)

	$1,265	$929

Liabilities
Operating lease right-of-use assets	403	372
Tax depreciation in excess of book depreciation	232	186
Tax on undistributed foreign earnings	171	171
Unrealized gain on foreign exchange hedges and retirement liabilities	22	21

	828	750

Net deferred tax assets	$437	$179

The net deferred tax assets are presented on the consolidated balance sheet in the following categories:

	2023	2022
Long-term deferred tax assets	$621	$491
Long-term deferred tax liabilities	(184)	(312)

	$437	$179

[f]
Deferred income taxes have not been provided on $5.3 billion of undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings should not give rise to additional tax liabilities upon repatriation or are indefinitely reinvested. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

2023 Annual Financial Statements 14

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[g]	Income taxes paid in cash [net of refunds] were $546 million for the year ended December 31, 2023 [2022 - $560 million].

[h]
As at December 31, 2023, the Company had domestic and foreign operating loss carryforwards of $3.5 billion and tax credit carryforwards of $90 million. Approximately $2.3 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2024 and 2043.

[i]
As at December 31, 2023 and 2022, the Company’s gross unrecognized tax benefits were $220 million and $142 million, respectively [excluding interest and penalties], of which $188 million and $135 million, respectively, if recognized, would affect the Company’s effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect the Company’s effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets. A summary of the changes in gross unrecognized tax benefits is as follows:

	2023	2022
Balance, beginning of year	$142	$142
Increase based on tax positions related to current year	28	52
Decrease based on tax positions of prior years	—	(17)
Settlements	1	(10)
Foreign currency translation	5	(4)
Statute expirations	(14)	(21)
Acquisitions [note 7]	58	—

	$220	$142

As at December 31, 2023, the Company recorded interest and penalties on unrecognized tax benefits of $35 million [2022 – $29 million], which reflects an increase of $6 million [2022 – $3 million] in expenses related to changes in its reserves for interest and penalties.
The Company operates in multiple jurisdictions and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. During the next twelve months, it is reasonably possible that, as a result of audit settlements, the conclusion of current examinations, or the expiration of the statute of limitations in several jurisdictions, the Company may decrease the amount of its gross unrecognized tax benefits [including interest and penalties] by approximately $31 million, which if recognized, would affect its effective tax rate.
The Company considers its significant tax jurisdictions to include Canada, the United States, Austria, Germany, Mexico and China. With few exceptions, the Company remains subject to income tax examination in Germany for years after 2011, China and Mexico for years after 2017, Canada and Austria for years after 2018, and U.S. federal jurisdiction for years after 2019.

2023 Annual Financial Statements 15

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

13.	INTANGIBLE ASSETS
Intangible assets consist of:

	Remaining weighted average useful life in years	2023	2022
Cost
Customer relationship intangibles	7	$514	$388
Patents and Technology	7	613	249
Computer software and other licenses	6	621	529

		1,748	1,166
Accumulated depreciation
Customer relationship intangibles		(236)	(194)
Patents and Technology		(163)	(118)
Computer software and other licenses		(473)	(402)

		$876	$452

The Company recorded $137 million and $106 million of amortization expense related to finite-lived intangible assets for the years ended December 31, 2023 and 2022, respectively. The Company currently estimates annual amortization expense to be $153 million for 2024, $143 million for 2025, $131 million for 2026, $120 million for 2027 and $104 million for 2028.

14.	OTHER ASSETS
Other assets consist of:

	2023	2022
Preproduction costs related to long-term supply agreements	$835	$679
Long-term receivables	321	262
Unrealized gain on cash flow hedges [note 22]	4	26
Pension overfunded status [note 18[a]]	41	41
Other	118	85

	$1,319	$1,093

15.	WARRANTY
The following is a continuity of the Company’s warranty accruals:

	2023	2022
Balance, beginning of year	$257	$247
Expense, net	85	101
Settlements	(91)	(77)
Business combination [note 7]	12	—
Foreign exchange and other	7	(14)

	$270	$257

2023 Annual Financial Statements 16

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

16.	DEBT
Short-term borrowings

[a]	Credit Facilities
On May 26, 2023, the Company extended the maturity date of its $800 million
364-day
syndicated revolving credit facility from June 24, 2023 to June 24, 2024. The facility can be drawn in U.S. dollars or Canadian dollars. The Company had not borrowed any funds under this credit facility as at December 31, 2023 and 2022.

[b]	Commercial Paper Program
The Company has a U.S. commercial paper program [the “U.S. Program”] and a euro-commercial paper program [the “euro-Program”]. Under the U.S. Program, the Company may issue U.S. commercial paper notes [“the U.S. notes”] up to a maximum aggregate amount of U.S. $2 billion. Under the euro-Program, the Company may issue euro-commercial paper notes [the “euro notes”] up to a maximum aggregate amount of €500 million or its equivalent in alternative currencies. The U.S. notes and the euro notes are guaranteed by the Company’s existing global credit facility. As at December 31, 2023, $299 million of U.S. notes were outstanding, with a weighted average interest rate of 5.57% and $210 million of Euro notes were outstanding, with a weighted average interest rate of 4.02%. Maturities on amounts outstanding are less than three months. No amounts were outstanding as at December 31, 2022.
Long-term borrowings

[a]	The Company’s long-term debt, net of unamortized issuance costs, is substantially uncollateralized and consists of the following:

	2023	2022
Senior Notes [note 16 [c]]
$750 million Senior Notes due 2024 at 3.625%	$750	749
$650 million Senior Notes due 2025 at 4.150%	648	647
$300 million Senior Notes due 2026 at 5.980%	298	—
€600 million Senior Notes due 2027 at 1.500%	662	640
$750 million Senior Notes due 2030 at 2.450%	745	744
Cdn$350 million Senior Notes due 2031 at 4.950%	263	—
€550 million Senior Notes due 2032 at 4.375%	604	—
$500 million Senior Notes due 2033 at 5.500%	495	—
€550 million Senior Notes due 2023 at 1.900%	—	588
Bank term debt at a weighted average interest rate of 5.99% [2022 – 3.98%], denominated primarily in USD and Chinese Renminbi [note 16 [d]]	510	114
Government loans at a weighted average interest rate of 0.12% [2022 – 0.12%], denominated primarily in Canadian dollar and euro	8	8
Other	11	11

	4,994	3,501
Less due within one year	819	654

	$4,175	$2,847

2023 Annual Financial Statements 17

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]	Future principal repayments on long-term debt are estimated to be as follows:

2024	$819
2025	693
2026	408
2027	666
2028	301
Thereafter	2,125

$5,012

[c]	During the first quarter of 2023, the Company issued the following Senior Notes:

	Issuance Date	Maturity Date

Cdn$350 million Senior Notes at 4.950%	March 10, 2023	January 31, 2031
€550 million Senior Notes at 4.375%	March 17, 2023	March 17, 2032
$300 million Senior Notes at 5.980%	March 21, 2023	March 21, 2026
$500 million Senior Notes at 5.500%	March 21, 2023	March 21, 2033
All of the Senior Notes pay a fixed rate of interest semi-annually except for the €550 million and €600 million Senior Notes which pay a fixed rate of interest annually. The Senior Notes are unsecured obligations and do not include any financial covenants. The Company may redeem the Senior Notes in whole or in part at any time, at specified redemption prices determined in accordance with the terms of each of the respective indentures governing the Senior Notes.

[d]
On March 6, 2023, the Company entered into a syndicated, unsecured, delayed draw term loan [the “Term Loan”] with a
3-year
tranche of $800 million and
5-year
tranche of $600 million. During the second quarter of 2023, the Company drew $100 million from the
3-year
tranche and $300 million from the
5-year
tranche of the Term Loan. The amounts are drawn in advances of 1, 3 or
6-month
loans and may be rolled over until the end of the
3-
and
5-year
terms. The remaining balance of the facility was subsequently cancelled.

[e]
On April 27, 2023, the Company amended its $2.7 billion syndicated revolving credit facility, including to: (i) extend the maturity date from June 24, 2027 to June 24, 2028, and (ii) cancel the $150 million Asian tranche and allocate the equivalent amount to the Canadian tranche. The Company had limited borrowing under this credit facility. The facility also includes a $150 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or Euros. As at December 31, 2023, there was no amount outstanding [2022—$1 million].

[f]	Interest expense, net includes:

	2023	2022
Interest expense
Current	$80	$25
Long-term	162	101

	242	126
Interest income	(86)	(45)

Interest expense, net	$156	$81

[g]	Interest paid in cash was $242 million for the year ended December 31, 2023 [2022 - $128 million].

2023 Annual Financial Statements 18

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

17.	LEASES

[a]
The Company has entered into leases primarily for real estate, manufacturing equipment and vehicles with terms that range from
1
to 10 years, excluding land use rights which generally extend over 90 years. These leases often include options to extend the term of the lease, most often for a period of 5 years. When it is reasonably certain that the option will be exercised, the impact of the option is included in the lease term for purposes of determining total future lease payments.

Costs associated with the Company’s operating lease expense were as follows:

	2023	2022
Operating lease expense	$353	$344
Short-term lease expense	18	25
Variable lease expense	27	26

Total lease expense	$398	$395

Supplemental information related to the Company’s operating leases is as follows:

	2023	2022
Operating cash flows – cash paid	$366	$375
New right-of-use assets	$320	$167
Weighted-average remaining lease term	8 years	8 years
Weighted-average discount rate	5.4%	4.7%

[b]	Operating lease liabilities consist of:

Current operating liabilities	$399	$276
Non-current operating lease liabilities	1,319	1,288

Total lease liabilities	$1,718	$1,564

[c]	Future annual payments for operating leases are as follows:

2023 [i]
2024	$326
2025	291
2026	244
2027	215
2028	186
Thereafter	779

2,041
Less: amount representing interest	323

Total lease liabilities	$1,718

[i]	Excludes $143 million of future payments for leases, primarily for manufacturing facilities, commencing during 2024.

[d]	The Company’s finance leases were not material for any of the periods presented.

2023 Annual Financial Statements 19

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

18.	LONG-TERM EMPLOYEE BENEFIT LIABILITIES
Long-term employee benefit liabilities consist of:

	2023	2022
Defined benefit pension plans and other [a]	$124	$146
Termination and long-term service arrangements [b]	428	369
Retirement medical benefits plans [c]	20	20
Other long-term employee benefits	19	13

Long-term employee benefit obligations	$591	$548

[a]	Defined benefit pension plans
The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. All pension plans are funded to at least the minimum legal funding requirements, while European defined benefit pension plans are unfunded.
The significant weighted average actuarial assumptions adopted in measuring the Company’s obligations and costs are as follows:

	2023	2022
Projected benefit obligation
Discount rate	4.7%	4.8%
Rate of compensation increase	3.7%	3.6%
Net periodic benefit cost
Discount rate	4.5%	2.8%
Rate of compensation increase	3.7%	2.9%
Expected return on plan assets	5.7%	4.6%

2023 Annual Financial Statements 20

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Information about the Company’s defined benefit pension plans is as follows:

	2023	2022
Projected benefit obligation
Beginning of year	$498	$689
Current service cost	6	9
Interest cost	22	14
Actuarial gains and changes in actuarial assumptions	5	(155)
Benefits paid	(24)	(31)
Acquisition [note 7]	4	—
Divestiture	(10)	—
Foreign exchange	10	(28)

End of year	511	498

Plan assets at fair value [i]
Beginning of year	391	532
Return on plan assets	41	(107)
Employer contributions	7	11
Benefits paid	(19)	(27)
Foreign exchange	7	(18)

End of year	427	391

Ending funded status – Plan deficit	$84	$107

Amounts recorded in the consolidated balance sheet
Non-current asset [note 14]	$41	$41
Current liability	1	2
Non-current liability	124	146

Net liability	$84	$107

Amounts recorded in accumulated other comprehensive income Unrecognized actuarial losses	$(75)	$(86)

Net periodic benefit cost
Current service cost	$6	$9
Interest cost	22	14
Return on plan assets	(21)	(23)
Actuarial losses	3	3

Net periodic benefit cost	$10	$3

2023 Annual Financial Statements 21

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[i]	The asset allocation of the Company’s defined benefit pension plans at December 31, 2023 and the target allocation range for 2024 are as follows:

	2024	2023
Fixed income securities	60-86%	67%
Equity securities	19-45%	28%
Cash and cash equivalents	0-10%	5%

	100%	100%

Substantially all of the plan assets’ fair value has been determined using significant observable inputs [level 2] from indirect market prices on regulated financial exchanges.
The expected rate of return on plan assets was determined by considering the Company’s current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

[b]	Termination and long-term service arrangements
Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.
The weighted average significant actuarial assumptions adopted in measuring the Company’s projected termination and long-term service benefit obligations and net periodic benefit cost are as follows:

	2023	2022
Discount rate	5.3%	4.8%
Rate of compensation increase	3.7%	3.5%

2023 Annual Financial Statements 22

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Information about the Company’s termination and long-term service arrangements is as follows:

	2023	2022
Projected benefit obligation
Beginning of year	$387	$467
Current service cost	16	13
Interest cost	20	11
Actuarial losses (gains) and changes in actuarial assumptions	21	(67)
Benefits paid	(24)	(18)
Foreign exchange	25	(19)

Ending funded status – Plan deficit	$445	$387

Amounts recorded in the consolidated balance sheet
Current liability	$17	$18
Non-current liability	428	369

Net liability	$445	$387

Amounts recorded in accumulated other comprehensive income Unrecognized actuarial losses	$(59)	$(38)

Net periodic benefit cost
Current service cost	$16	$13
Interest cost	20	11
Actuarial losses	7	7

Net periodic benefit cost	$43	$31

2023 Annual Financial Statements 2
3

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]	Retirement medical benefits plans
The Company sponsors a number of retirement medical plans which were assumed on certain acquisitions in prior years. These plans are frozen to new employees and incur no current service costs. In addition, the Company sponsors a retirement medical benefits plan that was amended during 2009 such that substantially all employees retiring on or after August 1, 2009 no longer participate in the plan.
The weighted average discount rates used in measuring the Company’s projected retirement medical benefit obligations and net periodic benefit cost are as follows:

	2023	2022
Retirement medical benefit obligations	4.8%	5.1%
Net periodic benefit cost	5.1%	3.1%
Health care cost inflation	6.7%	6.8%
Information about the Company’s retirement medical benefits plans are as follows:

	2023	2022
Projected benefit obligation
Beginning of year	$21	$27
Interest cost	1	1
Employer contributions	1	—
Actuarial gains and changes in actuarial assumptions	(3)	(6)
Benefits paid	(1)	(1)
Foreign exchange	2	—

Ending funded status – Plan deficit	$21	$21

Amounts recorded in the consolidated balance sheet
Current liability	$1	$1
Non-current liability	20	20

Net liability	$21	$21

Amounts recorded in accumulated other comprehensive income
Unrecognized actuarial gains	$19	$17

Net periodic benefit cost
Interest cost	$1	$1
Actuarial gains	(1)	(1)

Net periodic benefit cost	$—	$—

2023 Annual Financial Statements 24

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[d]	Future benefit payments

	Defined benefit pension plans	Termination and long service arrangements	Retirement medical benefits plans	Total
Expected employer contributions - 2024	$13	$17	$1	$31
Expected benefit payments:
2024	$27	$17	$1	$45
2025	26	19	1	46
2026	27	22	1	50
2027	29	25	1	55
2028	30	31	2	63
Thereafter	166	314	6	486

	$305	$428	$12	$745

19.	OTHER LONG-TERM LIABILITIES
Other long-term liabilities consist of:

	2023	2022
Long-term portion of income taxes payable	$167	$136
Long-term portion of deferred revenue	223	207
Asset retirement obligation	37	35
Long-term portion of fair value of hedges [note 21]	8	31
Other	40	52

	$475	$461

2023 Annual Financial Statements 25

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

20.	CAPITAL STOCK

[a]	At December 31, 2023, the Company’s authorized, issued and outstanding capital stock are as follows:
Preference shares - issuable in series -
99,760,000 authorized preference shares, issuable in series, none of which are currently issued or outstanding.
Common Shares -
Common Shares without par value [unlimited amount authorized] have the following attributes:

[i]	Each share is entitled to one vote per share at all meetings of shareholders.
[ii]	Each share shall participate equally as to dividends.

[b]	The Company had Normal Course Issuer Bid in place for the 12-month periods beginning November 2021 and 2022.
On February 12, 2024, the Toronto Stock Exchange [“TSX”] accepted the Company’s Notice of Intention to make a Normal Course Issuer Bid relating to the purchase for cancellation, as well as purchases to fund the Company’s stock-based compensation awards or programs and/or the Company’s obligations to its deferred profit sharing plans, of up to 0.3 million Magna Common Shares [the “2024 Bid”], representing approximately 0.11% of the Company’s public float of Common Shares. The Bid commenced on February 15, 2024 and will terminate no later than February 14, 2025.
The following is a summary of the Normal Course Issuer Bids [number of shares in the table below are expressed in whole numbers]:

	2023		2022
	Shares purchased	Cash amount	Shares purchased	Cash amount
2021 Bid	—	$—	12,554,879	$779
2022 Bid	239,296	13	6,608	1

	239,296	$13	12,561,487	$780

[c]	The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at February 22, 2024 were exercised or converted:

Common Shares	286,866,376
Stock options [i]	5,572,829

292,439,205

[i]
Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

2023 Annual Financial Statements 26

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

21.	ACCUMULATED OTHER COMPREHENSIVE LOSS
The following is a continuity schedule of accumulated other comprehensive loss [“AOCL”]:

	2023	2022
Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of year	$(1,018)	$(735)
Net unrealized gain (loss)	183	(495)
Repurchase of shares under Normal Course Issuer Bids [note 20]	(1)	9
Recognition of cumulative translation adjustment loss in Russia [note 4]	—	203

Balance, end of year	(836)	(1,018)

Accumulated net unrealized gain on cash flow hedges [b]
Balance, beginning of year	5	24
Net unrealized gain	94	1
Reclassification of net gain to net income [a]	(56)	(20)

Balance, end of year	43	5

Accumulated net unrealized loss on other long-term liabilities [b]
Balance, beginning of year	(101)	(189)
Net unrealized (loss) gains	(5)	82
Reclassification of net loss to net income [a]	1	6

Balance, end of year	(105)	(101)

Total accumulated other comprehensive loss [c]	$(898)	$(1,114)

[a]	The effects on net income of amounts reclassified from AOCL, with presentation location, were as follows:

	2023	2022
Cash flow hedges
Sales	$(32)	$(15)
Cost of sales	107	41
Income tax	(19)	(6)

Net of tax	56	20

Other long-term liabilities
Cost of sales	(1)	(8)
Income tax	—	2

Net of tax	(1)	(6)

Total net gain reclassified to net income	$55	$14

2023 Annual Financial Statements 27

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]	The amount of income tax (loss) benefit that has been allocated to each component of other comprehensive loss is as follows:

	2023	2022
Accumulated net unrealized loss on translation of net investment in foreign operations	$6	$4

Accumulated net unrealized gain on cash flow hedges
Balance, beginning of year	—	(8)
Net unrealized (loss) gain	(35)	2
Reclassification of net loss to net income	19	6

Balance, end of year	(16)	—

Accumulated net unrealized loss on other long-term liabilities
Balance, beginning of year	6	25
Net unrealized gain (loss)	3	(17)
Reclassification of net gain to net income	—	(2)

Balance, end of year	9	6

Total income tax (loss) benefit	$(1)	$10

[c]	The amount of other comprehensive gain that is expected to be reclassified to net income during 2024 is $64 million.

22.	FINANCIAL INSTRUMENTS

[a]	Foreign exchange contracts
At December 31, 2023, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars		For U.S. dollars		For euros
Buy (Sell)	U.S. dollar amount	Weighted average rate	Peso amount	Weighted average rate	U.S. dollar amount	Weighted average rate	Czech Koruna amount	Weighted average rate
2024	18	1.313	4,104	0.043	23	0.870	1,641	0.037
2024	(397)	0.779	—	—	(40)	1.141	—	—
2025	4	1.352	320	0.045	1	0.941	—	—
2025	(234)	0.780	—	—	(16)	1.076	—	—
2026	(72)	0.782	—	—	—	—	—	—

	(681)		4,424		(32)		1,641

Based on forward foreign exchange rates as at December 31, 2023 for contracts with similar remaining terms to maturity, the pre-tax
gains and losses relating to the Company’s foreign exchange forward contracts recognized in other comprehensive income were $79 million and $15 million, respectively
[note 21]
.
The Company does not enter into foreign exchange forward contracts for speculative purposes.

2023 Annual Financial Statements 28

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]	Financial assets and liabilities
The Company’s financial assets and liabilities consist of the following:

	2023	2022
Financial assets
Cash and cash equivalents	$1,198	$1,234
Accounts receivable	7,881	6,791
Warrants and public and private equity investments	56	432
Long-term receivables included in other assets [note 14]	321	262

	$9,456	$8,719

Financial liabilities
Short-term borrowing	$511	$8
Long-term debt (including portion due within one year)	4,994	3,501
Accounts payable	7,842	6,999

	$13,347	$10,508

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$78	$65
Other assets	4	26
Other accrued liabilities	(13)	(43)
Other long-term liabilities	(8)	(31)

	$61	$17

[c]	Derivatives designated as effective hedges, measured at fair value
The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table summarizes the Company’s derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross amounts presented in consolidated balance sheets	Gross amounts not offset in consolidated balance sheets	Net amounts
December 31, 2023
Assets	$82	$7	$75
Liabilities	$(20)	$(7)	$(13)

December 31, 2022
Assets	$91	$42	$49
Liabilities	$(74)	$(42)	$(32)

2023 Annual Financial Statements 29

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[d]	Supplier financing program
The Company has supplier financing programs with third-party financial institutions that provides financing to suppliers who provide tooling related materials. This arrangement allows these suppliers to elect to be paid by a financial institution at a discount earlier than the maturity date of the receivable, which may extend from 6 to 18 months. The Company will pay the full amount owing to the financial institution on the maturity dates. Amounts outstanding under this program as at December 31, 2023 were $132 million [2022 – $135 million] and are presented within accounts payable
.

[e]	Fair value
The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:
Cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings
Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.
Publicly traded and private equity securities
The fair value of the Company’s investments in publicly traded equity securities is determined using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded. [Level 1 input based on the GAAP fair value hierarchy.]
The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company. [Level 3 input based on the GAAP fair value hierarchy.]
Warrants
The Company estimates the value of its warrants based on the quoted prices in the active market for Fisker’s common shares. [Level 2 inputs based on the GAAP fair value hierarchy.]
Term Loan
The Company’s Term Loan consists of advances in the form of 1, 3 or
6-month
loans, that may be rolled over until the end of the 3 and
5-year
terms. Due to the short-term maturity of each 1, 3 or 6 month loan, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.
Senior Notes
At December 31, 2023, the net book value of the Company’s Senior Notes was $4.5 billion and the estimated fair value was $4.4 billion. The fair value of our Senior Notes are classified as Level 1 when quoted prices in active markets are available and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.

2023 Annual Financial Statements 30

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[f]	Credit risk
The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and foreign exchange and commodity forward contracts with positive fair values. Cash and cash equivalents, which consist of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.
The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.
In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the year ended December 31, 2023, sales to the Company’s six largest customers represented 76% [2022—79%] of the Company’s total sales; and substantially all of its sales are to customers with which the Company has ongoing contractual relationships. The Company continues to develop and conduct business with newer electric vehicle-focused customers, which poses incremental credit risk due to their relatively short operating histories; limited financial resources; less mature product development and validation processes; uncertain market acceptance of their products/services; and untested business models. These factors may elevate our risks in dealing with such customers, particularly with respect to recovery of:
pre-production
(including tooling, engineering, and launch) and production receivables; inventory; fixed assets and capitalized preproduction expenditures; as well as other third party obligations related to such items. As at December 31, 2023, the Company’s balance sheet exposure related to newer electric vehicle-focused customers was approximately $600 million, the majority of which related to Fisker. In determining the allowance for expected credit losses, the Company considers changes in customer’s credit ratings, liquidity, customer’s historical payments and loss experience, current economic conditions, and the Company’s expectations of future economic conditions.

[g]	Currency risk
The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts
[note 22[a]]
.

[h]	Interest rate risk
The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.
The Company is exposed to interest rate risk on its Term Loan as the interest rate is variable, however the Company is not exposed to interest rate risk on Senior Notes as the interest rates are fixed.

[i]	Equity price risk
Public equity securities and warrants
The Company’s public equity securities and warrants are subject to market price risk due to the risk of loss in value that would result from a decline in the market price of the common shares or underlying common shares.

2023 Annual Financial Statements 31

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

23.	CONTINGENCIES
From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]
In December 2023, the Company received a notification [the “Notification Letter”] from a customer informing the Company as to the customer’s initial determination that one of the Company’s operating groups bears responsibility for costs totaling $
352
 million related to two product recalls. The Notification Letter has triggered a
90-day
negotiation period regarding financial allocation of the total costs for the two recalls. In the event such negotiations are not concluded successfully during this period, the customer has discretion under its Terms and Conditions to debit Magna up to 50% of the parts and labour costs actually incurred related to the recalls. The Company believes that the product in question met the customer’s specifications, and accordingly, is vigorously contesting the customer’s determination. Magna does not currently anticipate any material liabilities.

[b]
The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. Based on a previously completed global review of legacy antitrust risks which led to a September 2020 settlement with the European Commission and a June 2022 settlement with Brazil’s federal competition authority involving in both cases the supply of closure systems, Magna does not currently anticipate any material liabilities. However, the Company could be subject to restitution settlements, civil proceedings, reputational damage and other consequences, including as a result of the matters specifically referred to above.

24.	SEGMENTED INFORMATION

[a]
Magna is a mobility technology company and a global supplier in the automotive space. Magna has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, and market and operating factors, and are also the Company’s reportable segments.
The Company’s chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes [“Adjusted EBIT”] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments.
During 2023, the Company revised its calculation of Adjusted EBIT to exclude the amortization of acquired intangible assets. The Company believes that excluding the amortization of acquired intangible assets from Adjusted EBIT helps management and investors in understanding its underlying performance and improves comparability between its segmented results of operations and its peers. Adjusted EBIT is calculated by taking Net income and adding back Amortization of acquired intangible assets, Income taxes, Interest expense, net and Other (income) expense, net. The Adjusted EBIT presented in the tables below, including for the prior period, have been updated to reflect the revised calculation.
The accounting policies of each segment are the same as those set out under “Significant Accounting Policies”
[note 2]
. All intersegment sales and transfers are accounted for at fair market value.

2023 Annual Financial Statements 32

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]	The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income before income taxes:

	2023
	Total sales	External sales	Adjusted EBIT	Depreciation	Equity loss (income)
Body Exteriors & Structures	$17,511	$17,199	$1,304	$716	$4
Power & Vision	14,305	14,052	668	510	(107)
Seating Systems	6,047	6,027	218	89	(3)
Complete Vehicles	5,538	5,502	124	100	(8)
Corporate & Other [i]	(604)	17	(76)	21	2

Total Reportable Segments	$42,797	$42,797	$2,238	$1,436	$(112)

	2022
	Total sales	External sales	Adjusted EBIT	Depreciation	Equity loss (income)
Body Exteriors & Structures	$16,004	$15,763	$852	$697	$10
Power & Vision	11,861	11,636	502	473	(77)
Seating Systems	5,269	5,252	104	79	(15)
Complete Vehicles	5,221	5,180	235	107	(10)
Corporate & Other [i]	(515)	9	15	17	3

Total Reportable Segments	$37,840	$37,840	$1,708	$1,373	$(89)

	2023
	Net assets	Investments	Goodwill	Fixed assets, net	Fixed asset additions
Body Exteriors & Structures	$8,147	$2	$452	$5,569	$1,638
Power & Vision	7,880	696	1,929	2,991	664
Seating Systems	1,340	172	257	506	108
Complete Vehicles	574	100	109	453	65
Corporate & Other	1,066	303	20	100	25

Total Reportable Segments	$19,007	$1,273	$2,767	$9,619	$2,500

	2022
	Net assets	Investments	Goodwill	Fixed assets, net	Fixed asset additions
Body Exteriors & Structures	$7,168	$6	$448	$4,557	$928
Power & Vision	6,104	728	1,198	2,569	544
Seating Systems	1,377	143	260	486	101
Complete Vehicles	632	95	105	471	94
Corporate & Other	802	457	20	90	14

Total Reportable Segments	$16,083	$1,429	$2,031	$8,173	$1,681

[i]	Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

2023 Annual Financial Statements 33

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]	The following table reconciles Net income from operations to Adjusted EBIT:

	2023	2022
Net Income	$1,286	$641
Add:
Amortization of acquired intangible assets	88	46
Interest expense, net	156	81
Other expense, net	388	703
Income taxes	320	237

Adjusted EBIT	$2,238	$1,708

[d]	The following table reconciles Total Assets to Net Assets:

	2023	2022
Total Assets	$32,255	$27,789
Deduct assets not included in segment net assets:
Cash and cash equivalents	(1,198)	(1,234)
Deferred tax assets	(621)	(491)
Long-term receivables from joint venture partners	(49)	(14)
Deduct liabilities included in segment net assets:
Accounts payable	(7,842)	(6,999)
Accrued salaries and wages	(912)	(850)
Other accrued liabilities	(2,626)	(2,118)

Segment Net Assets	$19,007	$16,083

[e]	The following table aggregates external revenues by customer as follows:

	2023	2022
General Motors	$6,162	$5,903
Daimler AG	5,785	4,953
BMW	5,334	5,243
Ford Motor Company	5,317	4,904
Stellantis	5,246	5,013
Volkswagen	4,684	3,872
Other	10,269	7,952

	$42,797	$37,840

2023 Annual Financial Statements 34

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[f]	The following table summarizes external revenues and long-lived assets by geographic region:

	External Sales		Fixed Assets, Net
	2023	2022	2023	2022
North America
United States	$10,855	$9,648	$2,297	$1,860
Mexico	4,958	4,393	1,509	1,260
Canada	4,909	4,870	1,211	921

	20,722	18,911	5,017	4,041
Europe
Austria	6,926	6,617	787	737
Germany	4,403	3,800	831	832
Czech Republic	1,330	1,024	342	307
Poland	798	695	238	224
Italy	464	357	240	223
United Kingdom	442	343	162	163
Spain	390	351	81	75
France	337	381	77	61
Turkey	325	305	9	7
Sweden	322	—	150	—
Slovakia	273	206	329	299
Other Europe	207	216	214	203

	16,217	14,295	3,460	3,131
Asia Pacific
China	4,843	3,901	958	852
India	242	228	100	82
Other Asia Pacific	231	38	12	6

	5,316	4,167	1,070	940
Rest of World	542	467	72	61

	$42,797	$37,840	$9,619	$8,173

2023 Annual Financial Statements 35